Filed by Apollo Strategic Growth Capital

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended.

Subject Company: Apollo Strategic Growth Capital

File No.: 001-39576

Date: May 17, 2022

On May 17, 2022, GBT JerseyCo Limited (“Amex GBT”) posted a pre-recorded investor call regarding its financial results for the first quarter of 2022. A script of the call is set forth below.

American Express Global Business Travel

Q1 2022 Earnings Conference Call

May 17, 2022

Speakers:

•	Barry Sievert – Vice President of Investor Relations

•	Paul Abbott – Chief Executive Officer

•	Martine Gerow – Chief Financial Officer

Slide 1: Title Slide

Barry Sievert, VP of IR: Hello and welcome to the American Express Global Business Travel first quarter 2022 earnings conference call.

Slide 2: Legal Disclaimer

This morning we issued an earnings press release, which is available on our website at investors.amexglobalbusinesstravel.com. A slide presentation, which accompanies today’s prepared remarks, is also available on the Amex GBT Investor Relations web page.

We would like to advise you that our comments contain forward-looking statements that represent our beliefs or expectations about future events, including the duration and effects of COVID-19, industry trends, cost savings and acquisition synergies, among others. All forward looking statements involve risks and uncertainties that may cause actual results to differ materially from the statements made on today’s conference call. More information on these and other risks and uncertainties is contained in our earnings release issued this morning and APSG’s definitive proxy statement/prospectus filed on May 5, 2022.

Slide 3: Legal Disclaimer, Cont.

Throughout today’s call, we will also be presenting certain non-GAAP financial measures, such as EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow. All references during today’s call to such non-GAAP financial measures have been adjusted to exclude certain items. Definitions of these terms and the most directly comparable GAAP measures and reconciliations for non-GAAP measures are available in the appendix of this presentation and in the earnings release.

Slide 4: Today’s Presenters

Participating with me on the call today are Paul Abbott, our Chief Executive Officer, and Martine Gerow, our Chief Financial Officer. And with that, I will now turn the call over to Paul. Paul?

Slide 5: Q1 2022 Highlights

Paul Abbott, CEO: Well thank you very much, Barry, and thank you to all of you for joining us today.

I’m going to start my section with the first quarter 2022 highlights. We reported first quarter 2022 revenue of $350 million, up 179% over Q1 2021, and Adjusted EBITDA was negative $28 million. First quarter Adjusted EBITDA was actually in line with our plan despite the negative impact of Omicron at the beginning of the first quarter. And this is due to the continued cost discipline throughout the first quarter and also the strong recovery trends we saw in March. Transaction recovery for the first quarter reached 46% of 2019 levels, and revenue recovered to 50%. As I will discuss in more detail, we continue to see strength in the recovery of business travel, which supports an increase in our full year 2022 expectations. As a result, we are raising our 2022 guidance to approximately $1.75 billion in revenue and $75 million to $85 million of Adjusted EBITDA. This increased guidance is approximately $150 million above our previous revenue guidance and $68 to $78 million above our previous Adjusted EBITDA guidance. And these positive trends give us further confidence that we are on track to meet our 2023 financial objectives.

The business travel recovery certainly has strong momentum. Transaction recovery averaged across the last three weeks of April 2022, and that’s to normalize for the timing of Easter in 2022 vs. 2019. For that three week period transactions reached 72% of 2019 levels, which represents an 11 percentage point improvement since the last week in March. And as you’ve likely heard from our peers in the industry, expectations for continued strong recovery trends have been echoed by many of the airlines and other travel suppliers.

Now, we believe Amex GBT has a significant runway for growth. Our pro forma new wins really highlight this. The value of our new wins over the last twelve months through the end of April increased to $3.9 billion, representing 10% of our 2019 pro forma TTV. SME transaction recovery has been particularly strong, with recovery in the last three weeks of April now reaching 80% of 2019 levels, driven both by a strong recovery, but also the impact of our new wins momentum in the SME segment. Overall, year-to-date, some of our major new wins include Honda Motors Europe, Novum, Raytheon Technologies and the Ferraro Group. Very importantly, our customer retention rate over the last twelve months through the end of April also remains very strong at 95%.

As you’ve heard previously, we have two very important levers for margin expansion. And we are on track to deliver on both of these metrics: $109 million in Egencia synergies and $235 million of permanent cost savings. We are also on track to exceed the forecasted $25 million of Egencia synergies in 2022. Our $235 million permanent cost savings have already been fully actioned, and our continued cost discipline in Q1 is in line with the expectations needed to deliver our 2023 financial forecast.

Slide 6: Travel Recovery Has Strong Momentum

So, let me explain why we are confident in the business travel recovery we are seeing. Transaction volumes, as I mentioned, have reached 72% of 2019 levels, and this represents an 11 percentage point improvement versus the last week in March.

And this trend reflect the comments that we shared on our Investor Day. It’s driven by companies returning to travel and the easing of COVID related travel restrictions. And we believe the momentum will continue to accelerate as more businesses continue to reopen offices, and the additional COVID-19 related restrictions are removed. It’s very clear that customers definitely recognize the value of in person meetings to grow their business, to strengthen relationships, to motivate and engage teams, to drive creativity and innovation. It’s also become clearer that more distributed teams increase the need for business travel. More distributed teams increase the need to bring people together to collaborate, to innovate, motivate and learn. And we are seeing this dynamic play out in our Meetings and Events business, where demand for smaller meetings has been particularly strong.

Slide 7: Travel Recovery Has Strong Momentum

So, let’s look at the recovery trends in more detail, and you’ll see that SME customers continue to lead the recovery versus global multinationals. Smaller companies have generally been more agile and returned to travel more quickly. However, we are beginning to see a change – larger companies really accelerate. In April, global multinational recovery increased 8 points versus the end of March.

And you’ll see a similar dynamic in domestic and international travel. Domestic recovery was outpacing international recovery because of the COVID related restrictions on many international routes. However, you’ll see this changing as restrictions are removed. Domestic recovery was up 7 points in April and international recovery up 15 points versus that last of March. So now for the first time, as of that last three week period in April, international recovery is actually at the same level as domestic recovery.

And again, you can see these trends in the regional recovery. Singapore and Australia recently reduced COVID-related restrictions, and that, as you can see, has resulted in a significant increase in our Asia-Pacific recovery.

Slide 8: A Significant Runway for Growth: New Sales Momentum

We have a significant runway for growth. We are the leader in a very large and fragmented $1.4 trillion industry. And we believe our differentiated customer value proposition continues to drive share gains and strengthen our leadership position.

As of April 2022, new wins increased to $3.9 billion over the last twelve months, representing 10% of our 2019 pro forma TTV. And we are consistently gaining share as evidenced by our 2.5x average win/loss ratio since 2015, which means effectively for each dollar of business we lose, we gain $2.50.

We also continue to build scale and momentum in the SME space. As a reminder, SME is the largest, fastest growing and most profitable customer group and represents a huge opportunity for growth for Amex GBT. Not only is SME is recovering the fastest, but we also continue to see the impact of our SME new wins in this recovery rate. And as previously mentioned, that recovery rate reached 80% of 2019 levels in the last three weeks of April.

And of course, equally important, we continue to have a stable and loyal customer base with a 95% customer retention rate over the last 12 months through the end of April 2022.

Slide 9: A Significant Runway for Growth: Product and Technology Innovation

Our market leading customer value proposition is also a critical part of our growth opportunity, delivering unrivaled value, choice and experience, always supported by the powerful backing of Amex GBT. And our product & technology investments play a significant role in the share gains that we are delivering and our business momentum.

Now let me highlight just some of the product and technology achievements from the first quarter. Our Amex GBT Preferred Extras content and savings – the unique negotiated rates that we have on our platform – are now live in the Egencia platform delivering unrivaled value to customers.

We launched new sustainable Meetings and Events Solutions, giving customers more choice. The choice to host carbon neutral events.

We launched an AI pilot on chat to enhance the digital experience for travelers. We released a new Hotel Rate Display in Neo, our digital travel platform, which provides travelers with an even more consumer-like retailing experience. Additionally, also on Neo, we launched a Neo Green Air Travel filter, which allows travelers to sort flight options by carbon emissions. All of these new features are helping to deliver an unrivaled experience for our travelers.

And finally, the powerful backing of Amex GBT. This is how we help our customers achieve their goals. We developed an innovative AI tool to help Egencia customers optimize their travel approval process. We also launched a new Egencia API Developer Center, allowing customers to connect and drive operational efficiencies in their travel and expense programs.

So now, Martine is going to review how we are further accelerating our earnings power through the Egencia synergies and our permanent cost savings program, as well as review the Q1 financial results in more detail and our revised, increased guidance for the full year. Over to you, Martine.

Slide 10: Accelerating Earnings Power

Thank you, Paul, and hello everyone. Beyond the industry recovery, we are on track to add almost $350 million of Adjusted EBITDA versus the 2019 baseline through two key levers.

The first of those levers is Egencia synergies. As you know, Egencia is the leading digital platform for managed travel and was the fourth largest TMC when we acquired them back in November 2021. This strategic acquisition significantly enhances GBT platform and capabilities to accelerate growth in the important SME space. Consistent with our M&A track record, we expect this acquisition to result in $109 million of total synergies. $75 million are on the revenue side, driven by revenue harmonization, and $34 million are on the cost side, primarily driven by real estate consolidation.

The integration of Egencia is proceeding as planned, and we expect to exceed the forecasted $25 million of synergies for 2022. Our revenue harmonization is on track, GBT Preferred Extras are already live in the Egencia platform, and 13 office moves have been completed, which represent 50% of our targeted real estate savings. This, combined with our strong M&A execution track record, gives us confidence not only to exceed the $25 million of synergies expected for this year, but to deliver our longer-term expectation for $109 million of total synergies.

The second lever in driving margin expansion is our $235 million permanent cost savings program. These cost savings initiatives were fully executed in 2020 and 2021. We completed 100% of the actions and have already realized 80% of the cost savings benefits coming from those actions. The remaining cost savings are related to efficiencies that will be realized as volumes continue to recover.

As travel recovery continues to progress, we expect to have higher incremental margins. In the first quarter of 2022, the Adjusted EBITDA fall-through on incremental revenue recovery was 72%, which is in line with the expectations needed to deliver our 2023 forecast.

Putting it together, with our expected Egencia synergies and permanent structural cost savings, we have the opportunity to increase our Adjusted EBITDA margin by up to 10 points at 100% industry recovery.

Slide 11: Q1 2022 Financial Results

Moving now to the quarterly results, and as a reminder, we closed the Egencia acquisition on November 1, 2021. Therefore, our first quarter 2022 results include Egencia for the full quarter.

We closed the first quarter with an overall 46% transaction recovery as compared to 2019 pro forma Egencia, with the pace of recovery significantly accelerating in March to 61%, exceeding our expectations. And as you heard from Paul, the momentum in travel recovery has continued, with transactions reaching 72% of 2019 in the last three weeks of April.

Stronger than anticipated recovery in March, combined with continued cost control, have allowed us to close the first quarter in line with our plan, and fully offset the negative impact from Omicron in January and February at Adjusted EBITDA level. In addition, we reached a very important milestone in March where we delivered positive Adjusted EBITDA.

Our Total Transaction Value in the quarter increased 454% year-over-year to a total of $4.2 billion. Transaction Growth was 382% year-over-year.

Our first quarter revenue increased 179%, to a total of $350 million. Our revenue yield, which is revenue over TTV, was 8%, as compared to 17% in the first quarter of 2021, which was impacted by the fixed component of our revenue over what was a very low volume base. Travel Revenue was up 318% in the quarter and Product and Professional Services Revenue increased 45% in the quarter. Meetings and Events revenue drove 40% of the $32 million increase in Product & Professional Services, as COVID-19 restrictions relaxed and demand for meetings rebounded strongly. And please remember that our Product & Professional Services Revenue has a higher portion of fixed revenue that doesn’t fluctuate with TTV.

Our Adjusted EBITDA totaled negative $28 million, which is an improvement of $62 million year-over-year due to revenue growth partially offset by increased costs to support the rise in the volume of transactions. Adjusted Operating Expenses increased by 77% in the quarter as compared to a 179% increase in revenue.

And Free Cash Flow, defined as Cash from Operations less Capex, decreased $52 million to a total of negative $175 million, due to the cash utilized in building working capital back up as business recovery continued and increased capex, partially offset by reduction in operating loss.

Slide 12: Q1 2022 vs. Q1 2021 Pro Forma

I will now comment on the first quarter results versus first quarter 2021 pro forma for the Egencia acquisition.

Transaction volume increased by 212%, and TTV improved by 314%, as compared to the first quarter of 2021 proforma.

Revenue increased by 132%, and Adjusted Operating Expenses increased at a much lower rate of 35%. Adjusted EBITDA improved by $129 million, which compares to a $199 million improvement in revenue, or a fall-through margin of 65%.

Slide 13: Strong Liquidity Position After Pending Business Combination

Now, let’s talk about liquidity. We expect to have a strong liquidity position once the Business Combination closes, with liquidity of up to $1.6 billion pro forma for March 31. As you may recall, we refinanced a large portion of our debt in December of last year. And as part of that process, obtained a new term loan facility that provided an incremental $400 million of financing, of which $200 million was on draw as of March 31. We also raised $335 million through our fully committed, upsized and oversubscribed PIPE, which is expected to close concurrently with the business combination.

The refinancing and PIPE proceeds are intended not only to help manage through the continued recovery and further our growth agenda, which includes the Egencia integration, but also offset potential redemptions. Even under the most severe redemption scenario, we still expect to have over $800 million of available liquidity.

As of March 31, our pro forma net leverage ratio is (0.7x) to 0.9x, depending on redemption levels, and that is based off our 2023 Adjusted EBITDA forecast. Now, our long-term net leverage target remains 2x, with additional flexibility to increase by about a turn, should we need to finance M&A activity.

So we are confident in our liquidity position, and we expect to turn Free Cash Flow positive in 2023.

Slide 14: Raised 2022 Guidance

Moving to Guidance, our solid first quarter performance and the very strong recovery trends we have seen give us confidence to raise our full year 2022 Guidance. We raised our full year 2022 revenue guidance to approximately $1.75 billion and our Adjusted EBITDA guidance to $75 million to $85 million.

Our updated revenue guidance is approximately $150 million above our previous expectations and reflects a full-year revenue recovery of 63% of 2019 pro forma revenue. That is five percentage points higher than our previous expectations. And this is based on expectations for a balance of year transaction recovery of 72%. As you heard, we reported 46% transaction recovery in the first quarter, but our transaction recovery in the last three weeks of April reached 72%, so our assumptions are in line with the current trends.

Our Adjusted EBITDA guidance is $68 million to $78 million higher than our previous expectations, and we now expect an Adjusted EBITDA margin of 4% to 5%, versus previous guidance for break-even Adjusted EBITDA.

Over the balance of year, we expect Adjusted EBITDA fall-through versus 2021 of 68%, and again, fall-through is defined as incremental Adjusted EBITDA over incremental revenue as compared to 2021 pro forma for the Egencia acquisition. Now this is about three percentage points higher than what we delivered in the first quarter but we were operating with excess capacity given the Omicron impact that lasted through mid-February. Our revised guidance implies approximately $15 million of incremental Adjusted EBITDA for each point of revenue recovery in the balance of year, and that is consistent with our prior guidance.

So to sum it up, despite Omicron, we delivered a very strong first quarter supported by the continued long-term recovery of business travel, strong new sales momentum and execution against our strategic initiatives. With this backdrop and a business travel recovery that has continued to strengthen through April and into May, our expectations for our full-year 2022 financial results have increased and underscore our confidence in achieving our 2023 forecast. We look forward to completing our transaction with APSG in the coming weeks and to continuing to share our progress with you in the months and years ahead.

Thank you very much for your interest.